UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-1(d))

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 3)

FlexiInternational Software, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

338923 10 5

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

o Rule 13d-1(b)

o Rule 13d-1(c)

x Rule 13d-1(d)

CUSIP NO.  338923 10 5

1. NAMES OF REPORTING PERSONS

Stefan R. Bothe

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

N/A

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) o

(b) o

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	1,570,218 (1)

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	1,570,218 (1)

	8.	SHARED DISPOSITIVE POWER	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,570,218 (1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

x

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.9% (2)

12. TYPE OF REPORTING PERSON*

IN

(1)   Includes, pursuant to Rule 13d-3, 376,190 shares subject to options exercise within 60 days after December 31, 2003.  Excludes, pursuant to Rule 13d-4, 637,500 shares beneficially owned by Jennifer V. Cheng, Mr. Bothe’s spouse, with respect to which Mr. Bothe disclaims beneficial ownership.

(2)     Based on 17,715,228 shares of common stock issued and outstanding as of December 31, 2003.

1. NAMES OF REPORTING PERSONS

Jennifer V. Cheng

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

N/A

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) o

(b) o

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	637,500 (1)

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	637,500 (1)

	8.	SHARED DISPOSITIVE POWER	0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

637,500 (1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

x

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.6% (2)

12. TYPE OF REPORTING PERSON*

IN

(1)     Includes, pursuant to Rule 13d-3, 96,250 shares subject to options exercise within 60 days after December 31, 2003.  Excludes, pursuant to Rule 13d-4, 1,570,218 shares beneficially owned by Stefan R. Bothe, Ms. Cheng’s spouse, with respect to which Ms. Cheng disclaims beneficial ownership.

(2)     Based on 17,715,228 shares of common stock issued and outstanding as of December 31, 2003.

Item 1

(a).  Name of Issuer:

FlexiInternational Software, Inc.

(b).  Address of Issuer's Principal Executive Offices:

Two Enterprise Dr.,

Shelton, CT 06484

Item 2

(a).  Name of Person Filing:

Stefan R. Bothe

Jennifer V. Cheng

(b).  Address of Principal Business Office or, if None, Residence:

c/o FlexiInternational Software, Inc.,

Two Enterprise Dr.,

Shelton, CT 06484

(c).  Citizenship:

United States (as to both reporting persons)

(d).  Title of Class of Securities:

Common Stock, par value $0.01 per share

(e).  CUSIP Number:

338923 10 5

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)   o Broker or dealer registered under Section 15 of the Exchange Act.

(b)   o Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)   o Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)   o Investment company registered under Section 8 of the Investment Company Act.

(e)   o An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   o An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)   o A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)   o A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)   o A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)   o Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

NONE OF THE ABOVE AS TO BOTH RESPONDENTS

Item 4.  Ownership.

(a)   Amount beneficially owned:

Stefan R. Bothe……………..1,570,218 (5)

Jennifer V. Cheng………..637,500  (6)

(b)   Percent of class:

Stefan R. Bothe……………..8.9% (5)

Jennifer V. Cheng………..3.6% (6)

(c)   Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote

Stefan R. Bothe………..1,570,218 (5)

Jennifer V. Cheng…..637,500 (6)

(ii)       Shared power to vote or to direct the vote

Stefan R. Bothe………..None

Jennifer V. Cheng…..None

(iii)   Sole power to dispose or to direct the disposition of

Stefan R. Bothe………..1,570,218 (5)

Jennifer V. Cheng…..637,500 (6)

(iv)       Shared power to dispose or to direct the disposition of

Stefan R. Bothe………..None

Jennifer V. Cheng…..None

Item 5.     Ownership of Five Percent or Less of a Class.

N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: o

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.     Identification and Classification of Members of the Group.

N/A

Item 9.     Notice of Dissolution of Group.

N/A

Item 10.    Certifications.

[If filed pursuant to Rule 13d-1(b)]:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[If filed pursuant to Rule 13d-1(c)]:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(5) Includes, pursuant to Rule 13d-3, 376,190 shares subject to options exercise within 60 days after December 31, 2003.  Excludes, pursuant to Rule 13d-4, 637,500 shares beneficially owned by Jennifer V. Cheng, Mr. Bothe’s spouse, with respect to which Mr. Bothe disclaims beneficial ownership.

(6) Includes, pursuant to Rule 13d-3, 96,250 shares subject to options exercise within 60 days after December 31, 2003.  Excludes, pursuant to Rule 13d-4, 1,570,218 shares beneficially owned by Stefan R. Bothe, Ms. Cheng’s spouse, with respect to which Ms. Cheng disclaims beneficial ownership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stefan R. Bothe
Signature

17 February 2004
(Date)

Stefan R. Bothe, Chairman, President and CEO
(Name/Title)

/s/ Jennifer V. Cheng
Signature

17 February 2004
(Date)

Jennifer V. Cheng, Director
(Name/Title)